Exhibit 99.137
BLUE PEARL MINING LTD.
Report of Voting Results
(Section 11.3 of National Instrument 51-102)
The following briefly describes the matters voted upon and the outcome of the votes at the annual meeting of the shareholders of Blue Pearl Mining Ltd. (the “Corporation”) held on May 11, 2006 in Toronto, Ontario:
Election of Directors
The five nominees set forth in the Corporation’s management information circular dated March 21, 2006 were elected as directors of the Corporation by a majority vote on a show of hands. A total of 11,563,554 shares were represented in person or by proxy. Of the proxies received, 10,810,875 shares were voted FOR and no shares were WITHHELD in respect of the election of all of the nominees.
Appointment of Auditors
Wasserman Ramsay, Chartered Accountants were re-appointed as the auditors of the Corporation by a majority vote on a show of hands. Of the proxies received, 10,810,875 shares were voted FOR and no shares were WITHHELD.
Dated this 15th day of May, 2006.

BLUE PEARL MINING LTD.
By:	“Lorna D. MacGillivray”
Lorna D. MacGillivray
Secretary & General Counsel